UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)


                            CTB International Corp.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  125960104
-----------------------------------------------------------------------------
                               (CUSIP Number)

                              August 26, 1997
-----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule  is filed:

     / /    Rule 13d-1(b)
     / /    Rule 13d-1(c)
     /X/    Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125960104


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Securities Partners GP (Management) Corp.
     13-3797982


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
     (See Instructions):                                              (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  4,127,189
 NUMBER OF
  SHARES
BENEFICIALLY    6   Shared Voting Power:  0
  OWNED
    BY
   EACH         7   Sole Dispositive Power:  4,127,189
 REPORTING
  PERSON
   WITH         8   Shared Dispositive Power: 0


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,127,189


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)                                       /x/


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   34.4%


12   TYPE OF REPORTING PERSON (See Instructions):     CO

CUSIP No. 125960104


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Securities Partners, L.P.
     13-3835007


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
     (See Instructions):                                              (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  4,127,189
 NUMBER OF
  SHARES
BENEFICIALLY    6   SHARED VOTING POWER:   0
  OWNED
    BY
   EACH         7   SOLE DISPOSITIVE POWER:   4,127,189
 REPORTING
  PERSON
   WITH         8   SHARED DISPOSITIVE POWER:    0


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  4,127,189


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions):                                                 /x/


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   34.4%


12   TYPE OF REPORTING PERSON (See Instructions):  PN

CUSIP No. 125960104


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Securities Associates, L.P.
     13-3797604


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
     (See Instructions):                                              (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  4,127,189
 NUMBER OF
  SHARES
BENEFICIALLY    6   SHARED VOTING POWER:   0
  OWNED
    BY
   EACH         7   SOLE DISPOSITIVE POWER:   4,127,189
 REPORTING
  PERSON
   WITH         8   SHARED DISPOSITIVE POWER:    0


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  4,127,189


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions):                                                 / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   34.4%


12   TYPE OF REPORTING PERSON (See Instructions):  PN

CUSIP No. 125960104


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ASP/CTB G.P. Corp.
     13-3882444


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
     (See Instructions):                                              (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  454,706
 NUMBER OF
  SHARES
BENEFICIALLY    6   SHARED VOTING POWER:   0
  OWNED
    BY
   EACH         7   SOLE DISPOSITIVE POWER:   454,706
 REPORTING
  PERSON
   WITH         8   SHARED DISPOSITIVE POWER:    0


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 454,706


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions):                                                 / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   3.8%


12   TYPE OF REPORTING PERSON (See Instructions):  CO

CUSIP No. 125960104


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ASP/CTB L.P.
     13-3882445


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
     (See Instructions):                                              (b) /x/


 3   SEC USE ONLY


 4   Citizenship or Place of Organization:  Delaware


                5   Sole Voting Power:  454,706
 NUMBER OF
  SHARES
BENEFICIALLY    6   SHARED VOTING POWER:   0
  OWNED
    BY
   EACH         7   SOLE DISPOSITIVE POWER:   454,706
 REPORTING
  PERSON
   WITH         8   SHARED DISPOSITIVE POWER:    0


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  454,706


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions):                                                 / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   3.8%


12   TYPE OF REPORTING PERSON (See Instructions):  PN

                               SCHEDULE 13G


Item 1(a).   Name of Issuer:

             CTB International Corp.

Item 1(b).   Address of  Issuer's Principal Executive Offices:

             State Road 15 North
             P.O. Box 2000
             Milford, IN 46542-2000

Item 2(a).   Name of Persons Filing:

             American Securities Partners GP (Management) Corp.
             American Securities Partners, L.P.
             American Securities Associates, L.P.
             ASP/CTB G.P. Corp.
             ASP/CTB L.P.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             122 East 42nd Street
             24th Floor
             New York, New York 10168-0002

Item 2(c).   Citizenship:

             Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:

             125960104

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

           (b) / /  Bank as defined in section 3(a)(6) of the Exchange Act.

           (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) / / Investment company registered under Section 8 of the Investment Company Act.

           (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

Item 4.  Ownership.

         (a)  Amount Beneficially Owned

              American Securities Partners, L.P. ("Partners L.P.") holds directly, and has sole voting and dispositive power with respect to, 4,127,189 shares of Common Stock. As the sole general partner with sole voting and investment control of Partners
         L.P., American Securities Associates, L.P. ("ASALP") may be deemed to be the beneficial owner of the shares of Common Stock held by Partners L.P. As the sole general partner with sole voting and investment control of ASALP, American Securities
         Partners GP (Management) Corp. also may be deemed to be the beneficial owner of the shares of Common Stock held by Partners L.P.

              ASP/CTB L.P. holds directly, and has sole voting and dispositive power with respect to, 454,706 shares of Common Stock. As the sole general partner with sole voting and investment control, ASP/CTB G.P. Corp. may be deemed to be the beneficial owner of the shares of Common Stock held by ASP/CTB L.P.

              Messrs. Charles D. Klein, Michael G. Fisch and David P. Steinmann and Ms. Elizabeth R. Varet, as stockholders of American Securities Partners GP (Management) Corp. and ASP/CTB G.P. Corp., may be deemed to have beneficial ownership of the shares shown as beneficially owned by American Securities Partners GP (Management) Corp. and ASP/CTB G.P. Corp. Such persons disclaim any such beneficial ownership of such shares.

         (b)  Percent of Class

              See Item 11 of each cover page, which is based upon Item 5 of each cover page. See Item 4(a).

         (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    See Item 5 of each cover page.

              (ii)  shared power to vote or to direct the vote

                    See Item 6 of each cover page.

             (iii)  sole power to dispose or to direct the disposition of

                    See Item 7 of each cover page.

              (iv)  shared power to dispose or to direct the disposition of

                    See Item 8 of each cover page.

Item 5.  Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
         the following  [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.  Identification and Classification of Members of the Group.

              Not applicable.

Item 9.  Notice of Dissolution of Group.

              Not applicable.

Item 10. Certifications.

              Not applicable.

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             AMERICAN SECURITIES PARTNERS GP (MANAGEMENT) CORP.

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: President

                                             AMERICAN SECURITIES PARTNERS, L.P.

                     By:  American Securities Associates, L.P., general partner

       By:  American Securities Partners GP (Management) Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President

                                           AMERICAN SECURITIES ASSOCIATES, L.P.

       By:  American Securities Partners GP (Management) Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President

                                                             ASP/CTB G.P. CORP.

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President

                                                                   ASP/CTB L.P.

                                       By:  ASP/CTB G.P. Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President



August 2, 1999

                                 EXHIBITS



Exhibit 1 -     Joint Filing Agreement

                                                                      Exhibit 1

                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

                             AMERICAN SECURITIES PARTNERS GP (MANAGEMENT) CORP.

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: President

                                             AMERICAN SECURITIES PARTNERS, L.P.

                     By:  American Securities Associates, L.P., general partner

       By:  American Securities Partners GP (Management) Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President

                                           AMERICAN SECURITIES ASSOCIATES, L.P.

       By:  American Securities Partners GP (Management) Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: President

                                                             ASP/CTB G.P. CORP.

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President

                                                                   ASP/CTB L.P.

                                       By:  ASP/CTB G.P. Corp., general partner

                                             By: /s/ Michael G. Fisch
                                                --------------------------
                                                Name:  Michael G. Fisch
                                                Title: EV President



August 2, 1999